OMB APPROVAL
Number:	3235-0058
Expires:	February 28, 2022
Estimated average burden hour per response	2.50
SEC FILE NUMBER
001-38180
CUSIP NUMBER
40417F109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	September 30, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: HF Foods Group Inc.
Address of Principal Executive Office: 19319 Arenth Avenue
 City of Industry, CA 91748

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant requires additional time to evaluate the status of its previously disclosed independent investigation and to consider the related impact on the sufficiency of its disclosures.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kong Hian Lee	(626)	270 - 0800
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒    No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes☒     No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Upon the auditors' completion of review of the 10-Q, registrant anticipates that the presentation of certain items appearing in registrant's Forms 10-Q for the periods ending March 31, 2021, and June 30, 2021, will be recharacterized. Registrant anticipates that these changes in the characterization of certain items in previous filings will result in both total assets and total liabilities on registrant's balance sheet being reduced by slightly more than $6 million, but that otherwise no material changes in registrant's statement of financial position, results of operation or cash flows are anticipated. Anticipated changes in registrant's results of operations from the corresponding period for the last fiscal year are anticipated to include:

• Net revenue increased 54.0% to $215.5 million compared to $139.9 million in the third quarter of 2020.
• Gross profit increased 66.6% to $41.9 million, or 19.4% of net revenue, from $25.2 million, or 18.0% of net revenue, in the third quarter of 2020.
• Net income attributable to the Company increased to $7.9 million, or $0.15 per diluted share, compared to a net loss of $0.6 million, or $(0.01) per diluted share, in the third quarter of 2020.

HF Foods Group Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 9, 2021	By:	/s/ Kong Hian Lee
Kong Hian Lee
Chief Financial Officer